Exhibit 99.1

Lentuo International to Enter Automobile Insurance Market through Strategic Partnership

BEIJING — April 20, 2012 — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), the largest non-state-owned automobile retailer in Beijing as measured by new vehicle sales revenue in 2010, has entered a strategic partnership with a consortium of automobile manufacturers, dealerships, and insurance brokers to form Saneguard Automobile Insurance Co., Ltd. (“Saneguard”), an insurance provider in the People’s Republic of China.

Saneguard is to be established by FAW Finance Co., Ltd.; FAW Car Co., Ltd.; Changchun FAW Fuwei Automobile Components Co., Ltd.; Tianjin FAW Xiali Automobile Co. Ltd.; FAWER Automotive Parts Limited Co.; Jilin Yian Insurance Brokers Ltd.; and four automobile dealership groups, including Lentuo. Approval for the formation of Saneguard was issued by the China Insurance Regulatory Commission (“CIRC”). CIRC is expected to provide final approval for Saneguard to commence operations in the second half of 2012. Lentuo has contributed RMB 11.25 million ($1.8 million) of the total registered capital of RMB 500 million ($79.4 million) for a 2.25% stake in Saneguard.

Saneguard is well positioned to benefit from the strength of its strategic partners with an aim to rapidly gain market share in the automobile insurance market. Lentuo’s involvement further expands the Company’s higher-margin aftermarket service offerings.

“We are very pleased to further our relationship with FAW Group and look forward to working with our strategic partners in the development of Saneguard,” stated Mr. Hetong Guo, Founder and Chairman of Lentuo. “As the automobile industry in China continues to expand, our participation in this venture will position Lentuo to improve vehicle sales while providing added value for our customers, laying a solid foundation for the Company’s continued development.”

About Lentuo International Inc.

Lentuo is the largest non-state-owned automobile retailer in Beijing, China as measured by its 2010 new vehicle sales revenue. Lentuo operates eleven franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Jiangyu Luo

Lentuo International Inc.
Investor Relations Department
Email: luojiangyu@lentuo.net

Dave Gentry, U.S.

RedChip Companies, Inc.

Tel: +1-800-733-2447, Ext. 104

Email: info@redchip.com

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Source: Lentuo International Inc.